Filed Pursuant to Rule 424(b)(3)
Registeration No. 333-148414

SUPPLEMENT NO. 9
DATED MARCH 9, 2010
TO THE PROSPECTUS DATED MAY 19, 2009
OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009 and Supplement No. 8 dated January 14, 2010.  Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•                  status of the offering;

•                  recent distribution declaration;

•                  information about our third amended and restated advisory management agreement; and

•                  recent portfolio activity.

OPERATING INFORMATION

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through March 5, 2010, we have accepted investors’ subscriptions to this public offering and issued approximately 53.5 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $533.3 million.  We have approximately 148.0 million shares remaining for sale in the primary portion of our public offering and 48.5 million shares remaining for sale in the distribution reinvestment plan.

DISTRIBUTIONS

On February 25, 2010, our board of directors declared distributions payable to the stockholders of record each day for March 1, 2010 through May 31, 2010.  Distributions payable to each stockholder of record will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0019178 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare distributions or at this rate.

MANAGEMENT

Third Amended and Restated Advisory Management Agreement

On January 29, 2010, we and Behringer Harvard Multifamily Advisors I LP, our advisor, entered into the Third Amended and Restated Advisory Management Agreement (the “Amended and Restated Agreement”) which amends and restates the Second Amended and Restated Advisory Management Agreement dated April 1, 2009.  In the Amended and Restated Agreement, the subordinated disposition fee has been removed.  Accordingly, the advisor will not be paid a subordinated disposition fee for providing services in connection with the sale of one or more of our assets.

The Amended and Restated Agreement also amends the definition of acquisition expenses to clarify that if our advisor directly provides services formerly provided or usually provided by third parties, including without limitation accounting services related to the preparation of audits required by the U.S. Securities and Exchange Commission, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a prospective or completed investment, the direct employee costs and burden to our advisor of providing these services will be acquisition expenses.  These services will not be considered services for which our advisor is entitled to compensation in the form of a separate fee.  Pursuant to the Amended and Restated Agreement, acquisition expenses also include any payments made to (i) a prospective seller of an asset, (ii) an agent of a prospective seller of an asset, or (iii) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset.  Furthermore, the Amended and Restated Agreement provides that we shall pay directly or reimburse the advisor for the expenses listed in the previous sentence, regardless of whether they relate to an investment that we make or do not make.

The Amended and Restated Agreement further provides that if the agreement is terminated or not renewed due to a material breach by our advisor before our advisor’s or our reimbursement of organization and offering expenses, the appropriate party must make any necessary reimbursement within 90 days after the end of the year in which the primary offering terminates; provided that the advisor will only reimburse us such that organization and offering expenses (other than selling commissions and the dealer manager fee), together with organization and offering expenses previously advanced by the advisor related to a prior offering of our shares that were not reimbursed out of proceeds from the prior offering, incurred by us through the termination date do not exceed 1.5% of the gross proceeds from the completed primary offering.  If the agreement is terminated or not renewed for reasons other than a material breach by our advisor, the Amended and Restated Agreement requires the appropriate party to make any necessary reimbursement within 90 days after the end of the year in which the primary offering terminates; provided that the advisor will only reimburse us such that organization and offering expenses (including selling commissions and the dealer manager fee) incurred by us through the termination date do not exceed 15% of the gross proceeds from the completed primary offering.

PORTFOLIO ACTIVITY

Recent Acquisition

Acquisition of 4550 Cherry Creek

On January 21, 2010, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as 4550 Cherry Creek, located in Denver, Colorado (“4550 Cherry Creek”), from an unaffiliated seller.  4550 Cherry Creek is a 288-unit multifamily community with amenities, including but not limited to, a resort style heated pool and spa, a fitness center and a business center and conference room.  4550 Cherry Creek, which was completed in 2004, has an average unit size of 1,212 square feet.  As of the date of acquisition, approximately 91% of the units were occupied.

The purchase price for 4550 Cherry Creek was approximately $52 million, excluding closing costs.  We funded 55% of the purchase price, or $28.6 million, with proceeds of our initial public offering.  The BHMP Co-Investment Partner funded the remaining 45% of the purchase price.

Recent Financings

Financing of Mariposa Loft Apartments

On February 5, 2010, we entered into a Freddie Mac-financed loan with NorthMarq Capital, LLC, as lender, to borrow $15.82 million, all of which was advanced to us on the closing date of the loan.  The proceeds of the loan were used to finance our investment in Mariposa Loft Apartments, which we acquired on September 9, 2009.  The loan is secured by a first mortgage lien on the assets of Mariposa Loft Apartments including the land, improvements, fixtures, personalty, contracts, leases rents and reserves.  The loan bears interest at an annual rate of 5.21%, has an 84-month term with monthly interest-only payments and matures on March 1, 2017. We have the right to prepay the outstanding amount in full with the payment of a prepayment premium equal to (a) the yield maintenance amount if paid prior to September 1, 2016 or (b) 1% of the principal being prepaid if paid on or after September 1, 2016.  The unpaid principal balance and all accrued unpaid interest are due and payable on March 1, 2017.

Financing of Calypso Apartments and Lofts

On February 5, 2010, a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest entered into a Freddie Mac-financed loan with CBRE Multifamily Capital, Inc., as lender, to borrow $24 million, all of which was advanced to the BHMP CO-JV on the closing date of the loan.  The proceeds of the loan were used to finance the BHMP CO-JV’s investment in Calypso Apartments and Lofts, which it acquired on December 17, 2009.  The loan is secured by a first mortgage lien on the assets of Calypso Apartments and Lofts including the land, improvements, fixtures, personalty, contracts, leases rents and reserves.  The loan bears interest at an annual rate of 4.21%, has a 60-month term with monthly interest-only payments and matures on March 1, 2015. The BHMP CO-JV has the right to prepay the outstanding amount in full with the payment of a prepayment premium equal to the greater of (a) 1% of the principal being prepaid or (b) the yield maintenance amount.  The unpaid principal balance and all accrued unpaid interest are due and payable on March 1, 2015.

Financing of 4550 Cherry Creek

On February 26, 2010, a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest entered into a Fannie Mae-financed loan with CBRE Multifamily Capital, Inc., as lender, to borrow $28.6 million, all of which was advanced to the BHMP CO-JV on the closing date of the loan.  The proceeds of the loan were used to finance the BHMP CO-JV’s investment in 4550 Cherry Creek, which it acquired on January 21, 2010.  The loan is secured by a first mortgage lien on the assets of 4550 Cherry Creek including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The loan bears interest at an annual rate of 4.23%, has a 60-month term with monthly interest-only payments and matures on March 1, 2015. The BHMP CO-JV has the right to prepay the outstanding amount in full with the payment of a prepayment premium equal to the greater of (a) 1% of the principal being prepaid or (b) the yield maintenance amount.  The unpaid principal balance and all accrued unpaid interest are due and payable on March 1, 2015.

Potential Acquisition

The Lofts at Park Crest

On January 29, 2010, Behringer Harvard Multifamily OP I LP, our operating partnership, entered into an agreement to purchase a multifamily community known as The Lofts at Park Crest, located in McLean, Virginia (“Park Crest”), from an unaffiliated seller, Park Crest Building 5 Associates, LLC, a Virginia limited liability company.  Park Crest is a 131-unit multifamily community with 66,600 square feet of retail space currently occupied by a Harris Teeter grocery store.  Park Crest has amenities, including, but not limited to, a fitness facility and a pool and sun terrace.  The contract purchase price for Park Crest is $67.5 million, excluding closing costs.  As of March 1, 2010, we had deposited $4.0 million in earnest money.  If the purchase is consummated, we expect that the purchase price will be funded from proceeds of our initial public offering.

The consummation of the purchase of this multifamily community is subject to substantial conditions.  The consummation of this acquisition generally will depend upon:

•                                the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                                no material adverse change occurring relating to the property; and

•                                our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investment described above.  At the time of this filing, we cannot make any assurances that the closing of this investment is probable.